SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.                                __)*

----------

CHEMTURA CORPORATION
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

163893100
(CUSIP Number)

Leif B. King
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
                        Palo Alto, California  94301
(Name, address and telephone number of person authorized
to receive notices and communications)

                               September 28, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. 9

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

		PAGE 2 of 14 PAGES
1		NAME OF REPORTING PERSON	Strategic Value Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	20,998,167
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	20,998,167
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	20,998,167
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	8.64%
14		TYPE OF REPORTING PERSON:	OO

		PAGE 3 of 14 PAGES
1		NAME OF REPORTING PERSON	SVP Special Situations LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	5,121,462
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	5,121,462
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	5,121,462
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	2.11%
14		TYPE OF REPORTING PERSON:	OO

		PAGE 4 of 14 PAGES
1		NAME OF REPORTING PERSON	Strategic Value Master Fund, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Cayman
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	15,876,705
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	15,876,705
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	15,876,705
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	6.54%
14		TYPE OF REPORTING PERSON:	OO

		PAGE 5 of 14 PAGES
1		NAME OF REPORTING PERSON	Midwood, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	20,998,167
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	20,998,167
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	20,998,167
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	8.64%
14		TYPE OF REPORTING PERSON:	PN

		PAGE 6 of 14 PAGES
1		NAME OF REPORTING PERSON	Midwood Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	20,998,167
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	20,998,167
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	20,998,167
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	8.64%
14		TYPE OF REPORTING PERSON:	OO

		PAGE 7 of 14 PAGES
1		NAME OF REPORTING PERSON	Victor Khosla
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	20,998,167
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	20,998,167
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	20,998,167
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	8.64%
14		TYPE OF REPORTING PERSON:	IN

		PAGE 8 of 14 PAGES
1		NAME OF REPORTING PERSON	Strategic Value Special Situations Master Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Cayman
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	5,121,462
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	5,121,462
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	5,121,462
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	2.11%
14		TYPE OF REPORTING PERSON:	PN

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Chemtura Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 199 Benson Road, Middlebury, CT 06749.

ITEM 2.	IDENTITY AND BACKGROUND

(a) - (c) This Statement is being filed by and on behalf of Strategic Value Partners, LLC (“Strategic Value Partners”), SVP Special Situations LLC (“Special Situations”), Strategic Value Master Fund, Ltd. (“Strategic Value Fund”), Strategic Value Special Situations Master Fund, L.P. (“Special Situations Fund”), Midwood, LP (“Midwood”), Midwood Holdings, LLC (“Midwood Holdings”) and Victor Khosla (Mr. Khosla together with Strategic Value Partners, Special Situations, Strategic Value Fund, Special Situations Fund, Midwood and Midwood Holdings, the “Reporting Persons”).

The principal business address of each Reporting Person is c/o Strategic Value Partners, 100 West Putnam Avenue, Greenwich, CT 06830.

Special Situations and Strategic Value Partners are Delaware limited liability companies and act as investment advisors to private funds and managed accounts over which they exercise discretionary authority (collectively, the “Accounts”).  Special Situations is the investment advisor of, and exercises investment discretion over, Special Situations Fund, a Cayman Island limited partnership, which is an Account.  Strategic Value Partners is the investment advisor of, and exercises investment discretion over Strategic Value Master Fund, a Cayman Island exempted company, which is an Account.  Strategic Value Partners is also the sole member of Special Situations.

Strategic Value Partners is owned by Midwood Holdings, a Delaware limited liability company, and Midwood, a Delaware limited partnership.  Midwood Holdings is the general partner of Midwood and Midwood Holdings is controlled by Victor Khosla.  For additional information concerning Mr. Khosla, please see Schedule I.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Khosla is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date of this Statement, Special Situations Fund owns 5,121,462 shares of Common Stock purchased for an aggregate price of $4,598,709.  Strategic Value Master Fund owns 15,876,705 shares of Common Stock purchased for an aggregate price of $14,040,895.  Each of Special Situations Fund and Strategic Value Master Fund used its own assets to purchase such Common Stock.  No other Common Stock is owned by any Reporting Person.

ITEM 4.	PURPOSE OF TRANSACTION.

From time to time, each of Special Situations Fund and Strategic Value Master Fund has acquired Common Stock through purchases made by the Accounts in the ordinary course of business for investment purposes and has held such Common Stock in such capacity.

The Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, and they reserve the right, subject to applicable law, (i) to hold the Common Stock as a passive investor or as an active investor, (ii) to acquire beneficial ownership of additional Common Stock in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of their holdings of Common Stock, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D, or (v) to change their intention with respect to any or all of the matters referred to in this Item 4. The Reporting Persons’ decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Issuer, market activity in the Common Stock, an ongoing evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons or the individuals set forth in Schedule I as to the acquisition, disposition, voting or holding of Common Stock. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of the date of this Statement, Special Situations Fund and Strategic Value Master Fund owned beneficially 5,121,462 and 15,876,705 shares of Common Stock, respectively, representing approximately 2.11% and 6.54% respectively of the 242,935,715 shares of Common Stock outstanding as of June 30, 2009, as reported in the Issuer’s Form 10-Q filed August 10, 2009.

Special Situations, in its capacity as investment manager of Special Situations Fund, had shared voting and dispositive power with respect to 5,121,462 shares of Common Stock, representing approximately 2.11% of the 242,935,715 shares of Common Stock outstanding as of June 30, 2009, as reported in the Issuer’s Form 10-Q filed August 10, 2009.

Strategic Value Partners, in its capacity as investment manager of Strategic Value Fund and as sole member of Special Situations, shared voting and dispositive power with respect to all 20,998,167 shares of Common Stock owned by the Accounts, representing approximately 8.64% of the 242,935,715 shares of Common Stock outstanding as of June 30, 2009, as reported in the Issuer’s Form 10-Q filed August 10, 2009.

Midwood and Midwood Holdings through their control of Strategic Value Partners had shared voting and dispositive power with respect to all 20,998,167 shares of Common Stock owned by the Accounts, representing approximately 8.64% of the 242,935,715 shares of Common Stock outstanding as of June 30, 2009, as reported in the Issuer’s Form 10-Q filed August 10, 2009.

Mr. Khosla, in his capacity as the Managing Member of Midwood Holdings had shared voting and dispositive power with respect to all 20,998,167 shares of Common Stock owned by the Accounts, representing approximately 8.64% of the 242,935,715 shares of Common Stock outstanding as of June 30, 2009, as reported in the Issuer’s Form 10-Q filed August 10, 2009.

(c)
The Reporting Persons effected the following transactions in the Common Stock of the Issuer in the past 60 days:

Date	Price	Number of Shares Purchased by Strategic Value Master Fund	Number of Shares Purchased by Special Situations Fund
9-10-09.7194		323,372
9-11-09.8021		1,176,628
9-14-09.8441		1,011,224
9-15-09.9767		2,500,000
9-21-09.8059		2,500,000
9-22-09.8741		1,701,246
9-23-09.9324		800,000
9-25-09.8712			1,500,000
9-28-09.9037			637,782
9-29-09.9148		3,240,535	2,137,380
9-30-09.9111		756,100	243,900
10-1-09.9062		756,100	243,900
10-2-09.8710		378,000	122,000
10-5-09.8912		733,500	236,500

All purchases were effected through open market transactions.  Except as set forth in this Item 5, none of the Reporting Persons has effected any transactions in the Preferred Stock or Common Stock during the past 60 days.

(d) - (e) Inapplicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set forth on Schedule I, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Joint Filing Agreement, dated as of October 8, 2009, by and between Strategic Value Partners, LLC, SVP Special Situations LLC, Strategic Value Master Fund, Ltd., Strategic Value Special Situations Master Fund, L.P., Midwood, LP, Midwood Holdings, LLC and Victor Khosla.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 8, 2009

Strategic Value Partners, LLC		SVP Special Situations LLC
By: Midwood Holdings, LLC		By: Strategic Value Partners, LLC
By: Victor Khosla, Managing Member		By: Midwood Holdings, LLC
By: Victor Khosla, Managing Member

By:	/s/ Victor Khosla	By:	/s/ Victor Khosla
Name: Victor Khosla		Name: Victor Khosla

Strategic Value Master Fund, Ltd.		Strategic Value Special Situations Master Fund, L.P.
By: Victor Khosla, Director		By: SVP Special Situations LLC
By: Strategic Value Partners, LLC
By: Midwood Holdings, LLC
By:	/s/ Victor Khosla	By: Victor Khosla, Managing Member
Name: Victor Khosla
		By:	/s/ Victor Khosla
Name: Victor Khosla
Midwood, LP
By: Midwood Holdings, LLC		Midwood Holdings, LLC
By: Victor Khosla, Managing Member		By: Victor Khosla, Managing Member

By:	/s/ Victor Khosla
Name: Victor Khosla		By:	/s/ Victor Khosla
Name: Victor Khosla

Victor Khosla

By:	/s/ Victor Khosla
Name: Victor Khosla

Schedule I

Set forth below is the name, business address and present principal occupation or employment of Victor Khosla, the sole person controlling Midwood Holdings, LLC.

Name and Address	Present Principal Occupation and Employment
Victor Khosla Managing Partner and Chief Investment Officer c/o Strategic Value Partners 100 West Putnam Avenue Greenwich, CT 06830	Managing Partner and Chief Investment Officer of Strategic Value Partners since 2001.

Exhibit A

JOINT FILING AGREEMENT

This will confirm the agreement by and between the undersigned that the Statement on Schedule 13D (the “Statement”) filed on or about this date with respect to Common Stock of Chemtura Corporation, a Delaware corporation, is being filed on behalf of the entities listed below.  Each of the entities listed hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: October 8, 2009

Strategic Value Partners, LLC		SVP Special Situations LLC
By: Midwood Holdings, LLC		By: Strategic Value Partners, LLC
By: Victor Khosla, Managing Member		By: Midwood Holdings, LLC
By: Victor Khosla, Managing Member

By:	/s/ Victor Khosla	By:	/s/ Victor Khosla
Name: Victor Khosla		Name: Victor Khosla

Strategic Value Master Fund, Ltd.		Strategic Value Special Situations Master Fund, L.P.
By: Victor Khosla, Director		By: SVP Special Situations LLC
By: Strategic Value Partners, LLC
By: Midwood Holdings, LLC
By:	/s/ Victor Khosla	By: Victor Khosla, Managing Member
Name: Victor Khosla
		By:	/s/ Victor Khosla
Name: Victor Khosla
Midwood, LP
By: Midwood Holdings, LLC		Midwood Holdings, LLC
By: Victor Khosla, Managing Member		By: Victor Khosla, Managing Member

By:	/s/ Victor Khosla
Name: Victor Khosla		By:	/s/ Victor Khosla
Name: Victor Khosla

Victor Khosla

By:	/s/ Victor Khosla
Name: Victor Khosla